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                                 MAY 20, 1998



VIA EDGAR

EDGAR Operations Branch
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                                           Evergreen Fixed Income Trust
                                         (Evergreen Strategic Income Fund)
                                       -Registration Statement on Form N-14
                                               (File No. 333-50567)
                                                  CIK 0000892649

Ladies and Gentlemen:

         Pursuant to Rule 477(a), Evergreen Fixed Income Trust (the "Trust") hereby withdraws the above-referenced registration statement (the "Registration Statement") on Form N-14 filed April 21, 1998. The Registration Statement related to the proposed acquisition of the assets of Global Bond Fund, a series of CoreFunds, Inc., by and in exchange for shares of the Evergreen Strategic Income Fund, a series of the Trust.

         The Trust is withdrawing the Registration Statement because it is expected that the proposed transaction will not occur.

         Please call me at 202-775-1207 if you have any questions.

                                                     Very truly yours,

                                                     /s/ David C. Mahaffey
                                                     ---------------------------
                                                     David C. Mahaffey

cc:  Mr. Briccio Barrientos
         T. Hal Clarke, Esq.
         Michael H. Koonce, Esq.
         James W. Jennings, Esq.




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